FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated October 19, 2010
Registration Statement No. 333-167246
Dated October 20, 2010

YUHE INTERNATIONAL, INC.
 Shares of Common Stock
Final Term Sheet

Issuer:	Yuhe International, Inc. (the “Company”)

Security:	Common stock, par value $0.001 per share

Size:	3,600,000 shares of common stock

Over-allotment option:	540,000 additional shares of common stock

Public offering price:	$7.00 per share

Underwriting discounts and commissions:	$0.35 per share

Proceeds, before expenses (excluding the over-allotment):	$23,940,000 (after deducting the underwriters’ discounts and commissions)

Form of Offering:	Firm commitment underwritten public offering pursuant to a registration statement on Form S-3 that was initially filed on June 2, 2010 and declared effective on June 23, 2010

Listing:	The Shares are listed on the NASDAQ Capital Market under the symbol “YUII”

Trade date:	October 20, 2010

Settlement date:	October 25, 2010

Underwriters:	Roth Capital Partners, LLC Rodman & Renshaw, LLC Brean Murray, Carret & Co., LLC Global Hunter Securities

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

•	on an actual basis; and

•	on an as-adjusted basis after giving effect to this offering and after deducting underwriting commissions and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in the prospectus supplement and the accompanying prospectus.

	As of
	June 30, 2010
	Actual	As Adjusted

Cash and cash equivalents	$19,633,056	$42,833,056	(1)

Long-term loans	$8,518,638	$8,518,638

Stockholders’ equity:
C Common stock, par value $0.001 per share; authorized 500,000,000 shares, issued and outstanding 15,809,563 shares	15,809	19,409
Additional paid-in capital	31,034,149	54,230,549	(1)
Retained earnings	29,299,177	29,299,177
Accumulated other comprehensive income	1,510,437	1,510,437
Total stockholders’ equity	$61,859,572	$85,059,572
Total capitalization	$70,378,210	$93,578,210

(1)	After the deduction of the underwriting discounts and commissions, as well as the deduction of approximately $740,000 of estimated total expenses payable by the Company with respect to this offering.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents for free from the SEC Web site at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, or by fax to (949) 720-7227.